General Maritime Corporation

299 Park Avenue, 2nd Floor

New York, New York 10171

May 26, 2006

VIA EDGAR

Mr. David R. Humphrey
United States Securities and Exchange Commission
Division of Corporation Finance
100 F St. NE
Washington, D.C. 20549-3561

Re:  General Maritime Corporation
    File No. 001-16531
    Form 10-K for the year ended December 31, 2005

Dear Mr. Humphrey:

Reference is made to a letter dated May 17, 2006 (the “Comment Letter”) to Mr. Jeffrey D. Pribor, Executive Vice President and Chief Financial Officer of General Maritime Corporation (the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”), to the Annual Report on Form 10-K for the year ended December 31, 2005, filed by the Company.

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment. The heading and numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the Comment Letter.

FORM 10-K (Fiscal Year December 31, 2005)

Selected Consolidated Financial Data and Other Data, page 23

1.
We have reviewed your response to prior comment 1 and proposed presentation. Please delete EBITDA from within your “Income Statement Data” section, as proposed, and as presented in the MD&A - Results of Operations section of your March 31, 2006 Quarterly Report on Form 10-Q. To include the non-GAAP measure, EBITDA, within the “Income Statement Data” section is not appropriate. We suggest you either delete EBITDA or include it in an “Other Data” section separately from the GAAP measures. Please revise in future filings, beginning with your next quarterly report on Form 10-Q.

Response:

We will revise in our future filings, beginning with our next quarterly report on Form 10-Q, our presentation of “Income Statement Data” to not include EBITDA; we will include EBITDA and our EBITDA reconciliation in an “Other Data” section separately from the GAAP measures.

General

2.
We note that you inadvertently did not respond to our request to provide the written acknowledgment pertaining to the bullet points shown near the end of our April 20, 2006 comment letter, under the “Other” section on page 3. As such, we will reiterate that request below.

Response:

As requested by the Staff, the Company hereby acknowledges that:

o	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the Form 10-Q;

o	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and the Form 10-Q;

o	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to our reports. Please feel free to contact the undersigned for any additional information.

Sincerely yours,

/s/ Jeffrey D. Pribor

Jeffrey D. Pribor
Chief Financial Officer